

Mail Stop 3561

June 12, 2009

Mr. Jim McDevitt
Chief Financial Officer
Capital Growth Systems, Inc.
500 W. Madison Street, Suite 2060
Chicago, Illinois 60661

> **Re:** **Capital Growth Systems, Inc.**
> **Amendment No. 1 to Form 8-K filed June 11, 2009**
> **File No. 0-30831**

Dear Mr. McDevitt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 8-K filed June 11, 2009

1.	Please revise to set forth the complete text of the item as required by Exchange Act Rule 12b-15. Please be sure you consider the comments below and the comments in our letter dated June 10, 2009. In addition, please file an updated letter from BDO as an exhibit as required by Item 304(a)(3) of Regulation S-K and 601(b)(16) of Regulation S-K.

2.	Please provide the disclosures required by Item 304(a)(1)(iv) of Regulation S-K with respect to the disagreement regarding the allowance for doubtful accounts or advise in detail why such disclosures are not required. Also disclose whether or not the disagreement was resolved. In addition, provide the disclosures required by Item 304(3)(b) of Regulation S-K or tell us why such disclosures are not applicable.

3.   Please explain to us why you do not agree with BDO's preliminary conclusions regarding internal control over financial reporting discussed in the exhibit. In addition, tell us the impact that the internal control deficiencies had on both your interim and annual financial statements and the year end adjustments that resulted from the internal control deficiencies.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant